Contact

www.linkedin.com/in/zhuzha-akova
(LinkedIn)
wefunder.com/klarasbox (Other)

Top Skills

Creative Writing
Scriptwriting
Producer

Zhuzha Akova

Producer | Director | Screenwriter | Actor at Koshka Films
Beverly Hills, California, United States

Summary

ZhuZha Akova is a Ukrainian-born, New York–bred, and Los Angeles–based filmmaker, director, producer, screenwriter, and actor. She writes, directs, produces, and acts in original work that blends bold, socially relevant themes with cinematic, genre-driven storytelling.

Her upcoming feature film Klara's Box — a crime thriller confronting the fentanyl crisis — is based on her award-winning short of the same name and is currently in the fundraising stage. Her latest short, A. Silverspoon, a gritty vigilante thriller, is in post-production.

She is also developing two original screenplays: BOUND, a contained psychological mystery, and Woman of Numbers, a biopic drama inspired by the life of a pioneering female mathematician.

ZhuZha is the founder of Koshka Films and a passionate advocate for women-led storytelling. With a background in performance and production, she brings sharp instincts, emotional depth, and fierce creative independence to every project she takes on.

Experience

Koshka Films
Producer, Screenwriter, Director
January 2022 - Present (4 years 4 months)
Los Angeles, CA

Education

American Academy of Dramatic Arts
Drama · (2009 - 2011)